MOORE RANCH URANIUM PROJECT
CAMPBELL COUNTY, WYOMING
USA

43-101
MINERAL RESOURCE REPORT

PREPARED FOR:
ENERGY METALS CORPORATION

PREPARED BY:
Douglas Beahm, PE, PG
Principal Engineer
BRS INC.

June 27, 2006

List of Figures

Figure 1	Location Map	Section 26
Figure 2	Drill Hole and Claim Map	Section 26
Figure 3	Geologic Map and Stratigraphic Column	Section 26
Figure 4	Conceptual Model of Uranium Roll Front Deposit	Section 26
Figure 5	Cross Section A-A’-A”, B-B’, & C-C’ SD Claims	Section 26
Figure 6	SD Claims Ore Trends	Section 26
Figure 7	Cross Section D-D’ SD Claims	Section 26

SECTION 3                     SUMMARY

The following report was prepared by BRS Inc. a Professional Engineering and Natural Resource Corporation duly licensed in the State of Wyoming, USA. The report addresses the geology, uranium mineralization and in-place mineral resources of the mineral holdings for Energy Metals Corporation’s (EMC) Moore Ranch Uranium Project located in Sections 26, 27, 33, 34, 35, and 36, Township 42 North, Range 75 West; Sections 2, 3, and 4, Township 41 North, Range 75 West; and Section 31, Township 42 North, Range 74 West, approximately 50 air miles northeast of Casper, Wyoming (refer to Figure 1, Location Map, Moore Ranch Uranium Project). Approximate Latitude 43o 35’ North and Longitude 105o 50’ West. The claims are unpatented mining lode claims and along with three state and two private leases, in total comprise some 3,950 acres.

The host for known mineralization at the site is referred to as the 70 sand of the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals. The 70 sand is up to 80 feet thick, however, mineralization in any given hole seldom exceeds 25 feet. Uranium mineralization at the Moore Ranch Uranium Project is typical of the Wyoming Sandstone Roll-Front mineralization.

This report is a summary of mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The Moore Ranch Uranium Project was extensively explored from the 1970’s through the mid 1980’s with the principal exploratory work and drilling completed by Conoco Minerals Corporation. Conoco conducted extensive drilling on the lands currently held by EMC including the delineation of 3 areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses.

The mineralization is closely drilled, approximately fifty foot centers throughout the majority of the area. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trend the mineral resource estimate meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves. Mineral resources are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow. One area, the S1/2 Sec. 34 T42N R75W, has scattered drilling from which mineral resources may be estimated meeting the criteria as inferred mineral resources under the CIM Standards on Mineral Resources and Reserves. Inferred mineral resources for this area were calculated only at the 0.25 GT cutoff.

The data available for this evaluation was limited to data from the previous Conoco mineral holdings. EMC holds a larger contiguous land block at Moore Ranch than did Conoco. Specifically, Conoco did not hold portions of sections 26 and 27, Township 42

North, Range 75 West. Historical trend maps (Conoco) project the 70 sand mineralized trend across these areas. In addition, a mineralized trend in the deeper 40 sand is projected across EMC’s holdings based on a limited number of holes drilled to sufficient depth to intercept the 40 sand. The pit delineation drilling which comprises the majority of the available data does not extend to the 40 sand. Based on the historical projections of trend there is the potential for mineralization along an additional trend length of 18,800 linear feet in the 70 sand, and an additional trend length of 26,400 linear feet in the 40 sand adjacent and/or below the current areas of delineated mineral resources.

Readers are cautioned that while these historical projections of mineralized trends are considered relevant, the necessary work to verify these projections has not been done, and the reader should not rely on these projections.

Recommendations for the continuing exploration and development of this mineral resource include:

1.	Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available.
2.	Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing, utilizing an alkaline lixiviant.
3.	Confirm and expand previous hydrological investigation and studies including verification of pump test data and determination of current ground water levels and quality.
4.	Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report.
5.

Evaluate the potential for developing the property as a satellite operation feeding existing facilities in the area and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

6.	Test by drilling the potential mineralized trends within the horizons and at the locations indicated by historical data.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by open pit mining methods with conventional mineral processing.

The current mineral resource estimate follows:

Measured Mineral Resources:

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	6,276,131	3,116,628	0.101
0.25	5,879,632	2,950,306	0.100
0.50	5,237,319	2,531,078	0.103

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.25	89,000	43,600	0.102

Historical mineral resource estimates for the Moore Ranch Uranium Project have been previously released by Energy Metals Corporation. Refer to energy Metals Corporation News Release titled, “EMC Completes Acquisitions of the Moore Ranch Uranium Deposit in Wyoming’s Powder River Basin”, dated Tuesday September 16, 2005.

SECTION 4                     INTRODUCTION AND TERMS OF REFERENCE

This report was prepared by BRS Inc. for EMC to address the geology, uranium mineralization and in-place mineral resources within EMC’s mineral holdings known as the Moore Ranch Uranium Project. The Moore Ranch Uranium Project was extensively explored from the 1970’s through the mid 1980’s with the principal exploratory work and drilling completed by Conoco Minerals Corporation. Conoco conducted extensive drilling on the lands currently held by EMC including the delineation of 3 planned open pit areas with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property.

The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from Wold Uranium a joint venture partner in the Moore Ranch property. No additional drilling was completed on the property. Drill intercept and location data was available for 2,240 of the approximately 2,500 drill holes reported by Conoco. Approximately 200 geophysical logs along with numerous cross sections, drill hole maps, trend maps, and a detailed geostatistical ore reserve study completed by Fluor Mining and Metals Inc. was also available for review.

The author is a Professional Geologist licensed in Wyoming and Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon and a Registered Member of the US Society of Mining Engineers (SME). The author is experienced with uranium exploration and development and uranium mining including past employment with the Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA. As a consultant and principal engineer of BRS Inc., the author has provided geological and engineer services relative to the development of mining permits for ISL operations in the Gas Hills and Powder River Basin. This experience spans a period of over thirty years dating back to 1974.

The author worked on the site conducting pump tests as a consultant to the previous mineral owner, Conoco, and is familiar with the physiography, geohydrology, and local geology of the area. On June 26, 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. Two of the wells previously installed by Conoco during the 1980’s were still intact. Measurements of water levels in these wells indicated that water levels are remaining the same or have increased in elevation since the 1980’s (Refer to Section 9, Geological Setting).

SECTION 5                     RELIANCE ON OTHER EXPERTS

The author has relied on the accuracy of the historical data as itemized in Section 4 and various project reports as referenced in Section 23 of this report.

The location of the unpatented mining lode claims and state and private mineral leases, shown on Figure 2 (Drill Hole and Claim Map), which form the basis of the mineral holdings, was provided by EMC and was relied upon as defining the mineral holdings of EMC in the development of this report.

SECTION 6                     PROPERTY DESCRIPTION AND LOCATION

The Moore Ranch Uranium Project is located in Sections 26, 27, 33, 34, 35, and 36, Township 42 North, Range 75 West; Sections 2, 3, and 4, Township 41 North, Range 75 West; and Section 31, Township 42 North, Range 74 West, approximately 50 air miles northeast of Casper, Wyoming (refer to Figure 1, Location Map, Moore Ranch Uranium Project). Approximate Latitude 43o 35’ North and Longitude 105o 50’ West.

The Moore Ranch Uranium Project Claim Map, Figure 2, was provided by EMC and represents the approximate location of unpatented mining lode claims and mineral leases held by EMC. The land surface consists of both private and state lands. The 124 unpatented mining lode claims, along with three state leases, two private leases, in total comprise some 3,950 acres, as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
SD Claims	T42N	R75W	26, 27, 33, 34, and 35	124	2,560
0-41007	T42N	R75W	36		640
0-41002	T42N	R74W	31		160
0-40887	T42N	R75W	35		40
Iberlin Lease					300
Moore Family Trust Lease					250
TOTAL					3,950

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided they adhere to required filing and annual payment requirements with Campbell County and the Bureau of Land Management (BLM). Legal surveys of unpatented claims are not required and to the author’s knowledge have not been completed. The state and private leases will remain in force so long as the terms of the leases are met.

There are no pre-existing mineral processing facilities or related wastes on the property, however, Conoco did conduct a small test mine pit southwest of the property that has been abandoned and reclaimed. In order to conduct exploratory drilling of the property, the operator will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality, Land Quality Division, (WDEQ/LQD) and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the WDEQ/LQD. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission (USNRC). To the author’s knowledge, there are no current environmental permits for the project area. However, Conoco developed all required baseline information and applied for both a WDEQ/LQD mining permit and a USNRC Source Materials License, including preparation of a Draft Environmental Statement in 1982.

SECTION 7                     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Moore Ranch Uranium Project is located within the Wyoming Basin physiographic province in the western portion of the Powder River Basin. The site is just south of the Pumpkin Buttes, a series of small buttes rising several hundred feet above the surrounding plains. The buttes are erosional remnants of the Tertiary White River Formation that is believed to have overlain the majority of the Powder River Basin. The volcanic tuffs in the White River Formation have been cited as the source of uranium in the basin (Davis, 1969).

The site is located at approximately Latitude 43o 35’ North and Longitude 105o 50’ West on the western side of the Powder River Basin. The area is a low lying plain, roughly 5,300 feet in elevation. Vegetation is characteristically sagebrush and grassland with some pines in elevated terrain and some deciduous trees within drainages. There are three main ephemeral drainages at the site which are tributaries of the Cheyenne River. Historically the land has been used for livestock grazing.

The site is located within the Pumpkin Buttes Mining District which was the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 produced 36,737 tons of ore containing 208,143 pounds of uranium (Breckenridge, Glass, Root, and Wendell, 1974). This early mining focused on shallow oxidized ores exploited by small open pit mines. The ore was generally transported to the Atomic Energy Commission (AEC) buying station in Edgemont, South Dakota. Modern mining in the district has focused on deeper reduced ores. Cogema’s Christensen Ranch and Iriguary Ranch insitu leach uranium mining areas and processing facilities are located within the Pumpkin Buttes district, approximately 20 air miles from Moore Ranch. These mines have completed successful insitu mining and aquifer restoration in the Wasatch Formation.

The site is accessible via 2-wheel drive on existing county and/or private gravel roads proceeding south 1 to 2 miles from Wyoming Highway 387 approximately 5 miles west of the junction of Wyoming Highway 387 and Wyoming Highway 50.

SECTION 8                     HISTORY

Moore Ranch was developed as a joint venture between Conoco, Kerr McGee Uranium, and Wold Uranium with Conoco controlling approximately 50% of the joint venture. As of 1982 Conoco reported expenditures of $3.5 million in acquisition, discovery and delineation of several mineralized areas in the vicinity and in permitting and licensing of a proposed uranium processing facility known as the Sand Rock Mill, to have been located at the Moore Ranch site.

Drill hole locations are shown on Figure 2, Drill Hole and Claim Map. The drill maps show the collar locations. All drilling was vertical and given the relatively shallow depth of most holes (less than 400 feet) downhole drift would be minimal. Conoco delineated 3 planned open pit areas with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property.

Conoco conducted a small test mine pit southwest of the property that has been abandoned and reclaimed. In addition, Conoco developed all required baseline information and applied for both a WDEQ/LQD mining permit and a USNRC Source Materials License, including preparation of a Draft Environmental Statement in 1982.

Historic mineral resource estimates by Conoco were based on a 3 foot of 0.03%eU3O8 or a GT of 0.09 and a 3 foot of 0.05 %eU3O8 or a GT of .15 are comparable to the current estimate.

SECTION 9                     GEOLOGICAL SETTING

Geology

Surficial geology is shown on Figure 3, Geologic Map and Stratigraphic Column. The following figures display the mineralization in cross sectional and plan view.

Figure 4	Conceptual Model of Uranium Roll Front Deposit
Figure 5	Cross Section A-A’-A”, B-B’ & C-C’ SD Claims
Figure 6	SD Claims Ore Trends
Figure 7	Cross Section D-D’ SD Claims

Uranium mineral resources within and adjacent to the project are found in the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals which overlies the Paleocene Fort Union Formation, another fluvial sedimentary unit. The coals mined in the Powder River Basin are found in the Fort Union Formation and regionally the Fort Union is also mined for uranium. Within 5 miles to the north the Wasatch is overlain by the White River Formation, however, within the project area the White River is not present and the Wasatch or younger Quaternary alluvial deposits are exposed at the surface (refer to Figure 3).

Conoco terminology (used in this report for consistency) for the stratigrpahic units within the Wasatch are as follows;

The lowest sand units of the Wasatch (occurring just above the Roland coal of the Fort Union Formation) are referred to as the 10 zone and successively younger units are numbered higher grossly by increments of 10, i.e., 20, 30, and 40 zones etc. The host sand unit at Moore Ranch is the 70 zone. Locally overlain by the “E” coal the 70 sand is approximately 80 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization in Section 35 ranges from 100 to 297 feet from the surface and averages approximately 178 feet deep. Mineralization in Section 34 is up to 333 feet deep and averages approximately 252 feet deep.

Geohydrology

Ground water levels on the property vary with topography and are reported to be near surface in the alluvial valleys and 100 or more feet deep under adjacent ridges. Based on data in the Conoco WDEQ/LQD mine permit, the top of the 70 sand is at or near the water table in some areas. Specifically in the S ½ of Section 35, T42N, R75W, the water table in the circa 1980 Conoco reports is shown to be as shallow as 5,175 feet above sea level. In this area the upper mineralized zones, representing approximately 3% of the Section 35 mineralization, is some 10 feet below the projected water table.

On June 26, 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. Developed and flowing springs were observed in the alluvial valleys in both sections 34 and 35, T42N, R75W. In the adjacent section to the west, Wyoming State Engineer’s records show a water right on a flowing well by Conoco, Permit P9934W, located in the NW ¼, SE ¼, Section 33, T 42N, R75W, confirming that in places ground water is at or near the ground surface.

During the field investigation three wells were located. Historical water levels were available for two of the three wells. Other wells on the property were searched for but either could not be located, had been abandoned, or had been impacted by coal bed methane activities. Water level data for the two wells with comparable data follows.

  Well number 1808 located in the SW ¼, NE ¼, Section 34, T42N, R75W. Water level measurements taken in the 1980’s varied from 142 to 145 feet below the ground surface. Water level measured on June 26, 2006 was 147.0 feet below the ground surface.
  Well number 1810 located approximately 100 feet north of the ¼ corner of Sections 34 and 35, T42N, R75W. Water level measurements taken in the 1980’s averaged 207 feet below the ground surface. Water level measured on June 26, 2006 was 180.2 feet below the ground surface. This represents a rise of approximately 27 feet.

Well number 1808 shows essentially the same water level as measured in the past. In Section 34 water level does not impact suitability of the mineralization to ISL mining as the mineralized zones average 250 feet in depth as compared to water levels in the range of 140 to 150 feet.

Well number 1810 is located in Section 35, T42N, R75W, where the water table in the circa 1980 Conoco reports is shown to be as shallow as approximately 5,175 feet above sea level and upper portions of the mineralization was approximately 10 feet below the water table. However, the June 26, 2006 water level measurement shows the ground water to be at a current elevation of approximately 5, 202 above sea level or some 37 feet above the upper mineralized zones. It is not known what conditions would cause an increase in ground water level nor is a single data point conclusive evidence for such an increase, but such an increase does indicate more favorable conditions for ISL mining with respect to the relationship of the mineralization to the water table. Recommendations of this report include the confirmation and expansion of previous hydrological investigations and studies including verification of pump test data and determination of current ground water levels and quality.

SECTION 10                     DEPOSIT TYPES

Uranium mineralization at the Moore Ranch Uranium Project is typical of the Wyoming roll-front sandstone deposits as described by Ganger and Warren (1979), Rackley and others (1972), and Davis (1969). Davis describes known uranium ore mineralization in the Powder River Basin as being “usually multiple ‘C’-shaped rolls distorted by variations in the gross lithology. The individual rolls range in thickness from two to 20 feet and may be several thousand feet in length.”

Figure 4 is a conceptual model of a typical roll front based on interpreted drill data from the project. Pictured in Figure 4 are typical hand samples of the altered, unaltered, and ore sands from Conoco test mining. Altered sands show the characteristic feldspar alteration and limonite/hematite staining. The unaltered sands are light gray with no limonite. The ore sands as pictured have yellow oxidized uranium minerals, however, reduce ore sands would be characteristically medium to dark gray.

SECTION 11                     MINERALIZATION

Please note the following terminology is used in this report:

1.	GT is the grade thickness product.
2.	Grade is expressed as weight percent.
3.	eU3O8 means radiometric equivalent U3O8.

EMC’s mineral holdings in the Moore Ranch Uranium Project included Sections 26, 27, 33, 34, 35, and 36, Township 42 North, Range 75 West; Sections 2, 3, and 4, Township 41 North, Range 75 West; and Section 31, Township 42 North, Range 74 West. Drill data from 2,240 drill holes is available. Of the total drilling completed in the vicinity, 2,240 rotary drill holes and 200 diamond core holes are located within EMC’s current mineral holding. The mineral resource estimate contained herein was based on 1,630 mineralized holes of which 1,549 contained mineralization in excess of the minimum .10 GT cutoff. A description of the basic parameters of the mineralization follows.

The data available for this evaluation was limited to data from the previous Conoco mineral holdings. EMC holds a larger contiguous land block at Moore Ranch than did Conoco. Specifically, Conoco did not hold portions of sections 26 and 27, Township 42 North, Range 75 West. Historical trend maps (Conoco) project the 70 sand mineralized trend across these areas. In addition, a mineralized trend in the deeper 40 sand is projected across EMC’s holdings based on a limited number of holes drilled to sufficient depth to intercept the 40 sand. The pit delineation drilling which comprises the majority of the available data does not extend to the 40 sand. Based on the historical projections of trend there is the potential for mineralization along an additional trend length of 18,800 linear feet in the 70 sand, and an additional trend length of 26,400 linear feet in the 40 sand.

Readers are cautioned that while these historical projections are considered relevant, the necessary work to verify these projections of mineralized trends has not been done, and the reader should not rely on these projections. It is recommended that mineralization be tested by drilling in the 70 and 40 horizons and at the locations indicated by historical trend maps.

Mineralization Thickness

Mineralized thickness ranges from 1 foot to over 30 feet with an average thickness of mineralization, above 0.02% eU3O8, of approximately 9.5 feet.

Grade

Grade based on radiometric equivalent weight percent U3O8, eU3O8, ranges from 0.02 to 2.360 %eU3O8. Average grade is dependent upon cutoff assumptions. Mineral resource estimates, discussed in Section 19 of this report, were completed by contouring the Grade Thickness, GT. At GT cutoffs ranging from 0.10 to 0.50, average grade varies from 0.088 to 0.109 % eU3O8.

Width

Mineralization at Moore Ranch, as discussed in this report is within the 70 sand, however, there are at least three sub-fronts within the 70 sand. The width of individual roll fronts varies from 30 to in excess of 200 feet with an average of approximately 80 feet. Overall at a GT cutoff of 0.25, the Moore Ranch mineralization varies from approximately 100 feet in width to over 500 feet.

Trend Length

Sec 35 T42N R75W

Drilling in Section 35 is sufficient to define a mineralized trend along a trend length of approximately 8,550 feet within the 70 sand. The 70 sand is approximately 80 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization ranges from 100 to 297 feet from the surface and averages approximately 178 feet deep.

Sec. 34 T42N R75W

Mineralization in Section 34 T42N R75W, is limited to the north half of the section. The drill hole spacing is approximately 50 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Based on drilling, a total trend of approximately 2,656 feet can be projected for the 70 sand. Mineralization in Section 34 is up to 333 feet deep and averages approximately 252 feet deep.

Iberlin Lease S1/2 Sec. 34 T42N R75W

Drilling in S1/2 Sec. 34 T42N R75W is scattered with small portions drilled on 50 foot centers near mineralized holes. Overall approximately half of the area has been drilled on 400 foot centers and the remainder essentially unexplored. Historical data indicates the presence of mineralized trends on this property. There are two areas with sufficient drilling density to infer mineral resources.

Summary

As is typical for roll front mineralization, grade, thickness, and width are expected to vary along the trend. The interpreted mineralized trend, shown on Figure 6 is based on drill data. Given the density of drill data and the apparent continuity of the mineralization along trend the mineral resource estimate, herein, meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves for all areas except the Iberlin Lease where mineralization meets the standards of inferred mineral resources.

SECTION 12                     EXPLORATION

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property. The relevant exploration data for the current property is the drill data as previously discussed and as represented graphically in the various figures of this report. This data demonstrates that mineralization is present on the property and defines its three dimensional location. The drill data is dominantly based on interpretation of downhole geophysical logs typically consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs (Refer to Figures 5 and 7 for geologic cross sections). Geophysical logging was dominantly completed by Conoco Minerals Company owned logging trucks. Industry standard practice would include calibration of the logging trucks routinely at Department of Energy facilities. Data in the possession of EMC includes approximately 10% of the total original geophysical and lithologic logs.

The author has training in the interpretation of geophysical logging data and received certification of same on November 19, 1976 from the Century Geophysical Corporation. The author reviewed the log interpretations from numerous drill holes. The data is considered reliable.

Also, included in EMC’s database are the results of chemical analysis from 130 core holes. A statistical evaluation of this data was completed as part of the Flour Report dated February 29, 1980. This data was reviewed and along with review of available core and assay data was the basis of the evaluation of equilibrium conditions provided in Section 20 of this report.

SECTION 13                     DRILLING

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property. Drilling was dominantly rotary drilling, data from 2,240 holes is available along with data from 130 core holes completed on the property for confirmation of radiometric equilibrium. Radiometric equilibrium is assumed for this property based on geologic factors and the available data and is discussed in Section 20.

The dip of the host formation is approximately 2-3 degrees to the northeast. Drilling was conducted vertically. A slight variation from vertical is expected but will not impact interpreted mineralized thickness nor would a slight variation in horizontal location impact the mineral resource estimate.

SECTION 14                     SAMPLING METHOD AND APPROACH

As previously discussed in Sections 12 and 13, standard methods of the industry were utilized at the time of data collection. The majority of the data available was from drill maps and cross sections. A limited number of original geophysical and lithologic logs were available. Core and/or drill samples are not available for review. The data for this project was being developed by a well-financed major US company intent on developing the property as a production center. The ore reserve report available for the property was commissioned and completed by a recognized and reputable independent consulting firm, Fluor Mining and Metals, Inc. Metallurgical testing was commissioned and completed by a recognized and reputable independent consulting firm. Hazen Research Inc. The data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 15                     SAMPLE PREPARTATION, ANALYSIS, AND SECURITY

The data available is of a historic nature. As previously discussed in Section 14 the data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 16                     DATA VERIFICATION

The radiometric drill data was posted on 1”=50’ drill maps and included collar elevation, depth to the top of the mineralized intercept, thickness of mineralization, grade of mineralization, and depth of hole. Data entry was checked and confirmed. Drill hole locations were digitized from 1”=50’ drill maps to create a coordinate listings and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was spot checked by the author for available logs and as previously discussed geophysical log interpretation followed standard methods.

SECTION 17                     ADJACENT PROPERTIES

Within a 15 miles radius of Moore Ranch EMC holds mineral rights to over 16,000 acres. These lands are within the Pumpkin Buttes District and have the potential for mineralization in the Wasatch Formation. Some of these properties are within or adjacent to areas of known mineralization and/or past production. The following table summarizes EMC’s land holding in the vicinity of Moore Ranch.

Property	Township	Range	No. Claims	~ Acreage
State Leases (27)	T41N - T44N	R73W – R77W		9,680
IR Claims (Taylor Ranch Property)	T41N	R75W	76	1,500
CA Gettysburg Claims	T44N	R75W	65	1,300
CB Lee Claims	T44N	R74W, R75W	50	1,000
CC Meade Claims	T43N	R76W	51	1,020
CD Longstreet Claims	T42N	R74W	53	1,060
CE Howard Claims	T43N	R74W	18	360
CF Reynolds Claims	T42N	R74W	12	240
CG Ewell Claims	T42N	R73W	24	480
CH Hancock Claims	T42N	R73W	12	240
TOTAL				16,880

This report does not address these adjacent properties. Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

The author has no material interest in the subject property or adjacent properties.

SECTION 18                     MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing of core samples from Moore Ranch were completed by Hazen Research Inc. and the results summarized in their report “Uranium Processing Criteria, Sand Rock Mill”, dated August 15, 1980. Their report was based on the development of an acid leach conventional uranium processing facility. The evaluation included 22 separate samples with average grades of approximately 0.10%U3O8. Acid concentration varied from 50 to 74 pounds per ton H2SO4 and averaged 58.3 pounds per ton H2SO4. Leach times varied from 6 to 8 hours in the tests. Uranium recoveries ranged from 88.6 to 99.1 % and averaged 97.1%.

As the Moore Ranch Uranium Project moves towards development, a 43-101 mineral reserve report should be developed that, as a minimum, confirms previous metallurgical studies and evaluates leaching utilizing an alkaline lixiviant.

In addition, for the evaluation of mining the Moore Ranch mineralization via insitu leaching, the results of previous hydrological investigations and studies including verification of pump test data and determination of current ground water levels and quality should be completed.

Insitu mining of uranium has been successfully completed in the Wasatch Formation within the Pumpkin Buttes District by Cogema at their Irigary and Christensen Ranch properties within 20 miles of Moore Ranch. Available data indicates that the Moore Ranch mineralization may be exploitable by similar methods.

SECTION 19                     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Previous estimates assumed mining by conventional open pit methods. The mineralization has reasonable concentrations of mineralization and the location of mineralization is defined by drilling in three dimensions. The mineralization is shallow and some portions may not be sufficiently below the water table to be feasibly exploited by insitu leach methods.

Infrastructure at the site is dominantly related to local coal bed methane development, the site is located only 2 miles south of Wyoming Highway 387, five miles west of its junction of Wyoming Highway 50. The proximity of the site to transportation will be beneficial with respect to transportation of equipment, supplies, personnel and products to and from the site. Conoco established a water supply wells on site to support its exploration activities in the 1970’s and 1980’s. Electrical power and natural gas transmission lines are located within or immediately adjacent to the site. Thus, the basic infrastructure necessary to support an ISL mining operation, power, water and transportation, is located within reasonable proximity of the site. Typically ISL mining operations will also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Commonly oil and gas wells within aquifers that have been or can be condemned for public use are utilized for such purposes. Although not investigated as part of this report, oil and gas wells, both abandoned and producing, are located in the immediate vicinity of the site and nearby ISL operations such as Cogema’s Christensen Ranch and Irigary Mines have disposal wells.

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISL mine and mill operations. The state has ranked as the number one US producer of uranium since 1994. Current Wyoming uranium production is from ISL mining operations in the Powder River Basin in reasonable proximity of the property. Wyoming is generally favorable to mine developments provided established environmental regulations are met, refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006.

In order to conduct exploratory drilling of the property, EMC will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality and the BLM. Mine development will require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium will require a source materials license from the US Nuclear Regulatory Commission. Wyoming rules and regulations regarding ISL and conventional mining of uranium have been in place for more that twenty years and state regulators are experienced with the permitting of new operations, regulation of active operations, and the regulatory processes related to decommissioning of operations. There are no pre-existing mining and/or mineral processing facilities or related wastes on the property which may encumber the property.

Uranium mining in Wyoming is subject to property and mineral severance taxation. Mineral severance tax for uranium was most recently addressed by Wyoming under House Bill 15 (HB 15): “Severance Tax – Uranium”, 2003 General Session. In 1991 the Wyoming legislature enacted a severance tax break that exempted uranium production form all severance tax as long as the price of uranium remained below $17 per pound. HB 15 set the maximum severance tax on uranium production at 4% to be phased in at a rate of 1% for each increase in price of $2 per pound. At current uranium prices the 4% severance tax would apply. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium the percentage depletion tax credit is 22% among the highest for mineral commodities, IRS Pub. 535.

The following mineral resource estimates were completed by Douglas Beahm, PE, PG, Principal Engineer, BRS Inc.

Assumptions

1.	Radiometric equilibrium was assumed; see Section 20.
2.

A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed, based on testing completed by Conoco and documented in a memorandum dated November 26, 1979 (Bollig, 1979) which showed unit weights of medium and coarse sandstone to have unit weights of 15.8 and 16.0 cubic feet per ton, respectively.

The mineralization is closely drilled, approximately fifty foot centers across the mineralized trends. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trend the mineral resource estimate meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves. Mineral resources are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow.

Methods

Sec 35 T42N R75W

As shown on Figure 6, mineralization is well defined by drilling. Mineralization is within the 70 sand of the Eocene Wasatch Formation. Drilling in Section 35 is sufficient to define a mineralized trend along a length of approximately 8,550 feet within the 70 sand. The sand is approximately 80 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization ranges from 100 to 297 feet from the surface and averages approximately 178 feet deep. Separate mineral resource estimates were completed for sections 35 and 34. Within the distinct 70 sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed.

Summary of Measured Mineral Resources – Sec 35 T42N R75W

GT	Pounds	Tons	Average Grade
minimum	eU3O8		% eU3O8
0.10	4,258,312	1,965,009	0.108
0.25	3,981,684	1,883,632	0.106
0.50	3,586,093	1,639,364	0.109

Sec. 34 T42N R75W

As shown on Figure 6, mineralization is well defined by drilling. Mineralization is within the 70 sand of the Eocene Wasatch. Mineralization in Section 34 T42N R75W, is limited to the north half of the section. The hole spacing is approximately 50 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Based on drilling, a total trend length of approximately 2,656 feet can be projected for the 70 sand. Mineralization in Section 34 is up to 333 feet deep and averages approximately 252 feet deep. Separate mineral resource estimates were completed for sections 35 and 34. Within the 70 sand distinct mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed.

Summary of Measured Mineral Resource – Sec. 34 T42N R75W

GT	Pounds	Tons	Average Grade
Minimum	eU3O8		% eU3O8
0.10	2,017,819	1,151,619	0.088
0.25	1,897,948	1,066,674	0.089
0.50	1,651,226	891,714	0.093

Iberlin Lease S1/2 Sec. 34 T42N R75W

Drilling in S1/2 Sec. 34 T42N R75W is scattered with small portions drilled on 50 foot centers near mineralized holes. Overall approximately half of the area is drilled on 400 foot centers and the remainder essentially unexplored. Historical data indicates the presence of mineralized trends on this property. There are three areas with sufficient drilling density to infer mineral resources. Polygonal estimates at a .25 GT cutoff for two areas of more closely spaced drilling, yield the following:

Summary of Inferred Mineral Resources S1/2 Sec. 34 T42N R75W:

Area	PoundsTons		Average Grade
	eU3O8		% eU3O8
South of Sect. 34
Mineralization	77,000	38,400	0.100
SW of Section 35
Mineralization	12,000	5,200	0.115
Total Inferred Mineral
Resources	89,000	43,600	0.102

Summary of Estimated Mineral Resources

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground mineral resources. The 0.10 GT cutoff estimates were reported to assess the total mineral resource. The 0.25 cutoff is more appropriate for current insitu leach operations and is recommended for reporting purposes. The 0.50 GT cutoff was employed to highlight the areas of strongest mineralization. Based on these criteria the following measured and inferred mineral resources are estimated:

Measured Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	6,276,131	3,116,628	0.101
0.25	5,879,632	2,950,306	0.100
0.50	5,237,319	2,531,078	0.103

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.25	89,000	43,600	0.102

SECTION 20                     OTHER RELEVANT DATA AND INFORMATION

Radiometric Equilibrium

The great majority of the data available for estimation of mineral resources is radiometric geophysical logging data from which the uranium content is interpreted. Radiometric equilibrium conditions may affect the grade and spatial location of uranium in the mineralization. Generally an equilibrium ratio (Radiometric eU3O8 to Chemical U3O8) is assumed to be 1, i.e. equilibrium is assumed. For the Moore Ranch Uranium Project data is available for the evaluation of radiometric equilibrium. Available chemical data includes 130 core holes and some 5,431 assayed samples.

This data was thoroughly analyzed and reported by Flour, 1980 in their “Moore Ranch Ore Reserve Study”, Campbell County, Wyoming. Their conclusion follows:

Radiometric disequilibrium within each zone of the deposit (tail, nose, seepage zones) was investigated separately in this study. Once disequilibrium correction has been made, there are no marked trends in either magnitude or sign of the mean residuals. None of the overall mean residuals for different ore types are greater than +/- 0.15% U3O8.Selective mining units contain a mixture of both positive and negative disequilibrium and, therefore, even less fluctuation in residual disequilibrium will be observed during mining than has been calculated for the core samples.

In summary, given the level of available data an assumption of radiometric equilibrium is reasonable with respect to mineral resources. It is recommended that in the future assessments of mineral resources and/or reserves, additional data relative to radiometric equilibrium be developed and equilibrium be evaluated for each potential mining area by elevation with respect to the water table.

SECTION 21                     INTERPRETATION AND CONCLUSIONS

This report summarizes the mineral resources within the property known as the Moore Ranch Uranium Project and held via unpatented mining lode claims and State and private leases by Energy Metals Corporation. It was the objective of this report to complete the estimate of mineral resources, and that objective was met. The available data does define a mineralization specifically within the 70 sand of the Wasatch Formation in Sections 34 and 35, T42N, R75W. Mineralization is well defined by drilling and the mineral resource estimate meets the CIM definitions for an measured mineral resource.

SECTION 22                     RECOMMENDATIONS

The following recommendations are appropriate as the property moves toward development.

1.	Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available.
2.	Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing utilizing an alkaline lixiviant.
3.	Confirm and expand previous hydrological investigation and studies including verification of pump test data and determination of current ground water levels and quality.
4.	Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report.
5.

Evaluate the potential for developing the property as a satellite operation feeding existing facilities in the area and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

6.	Test by drilling the potential mineralized trends within the horizons and at the locations indicated by historical data.

SECTION 23                     REFERENCES

Previous Reports:

Fluor Mining & Metals Inc., February 29, 1980, “Moore Ranch Ore Reserve Study, Campbell County, Wyoming.

Hazen Research Inc., August 15, 1980, “Uranium Processing Criteria, Sand Rock Mill”.

Continental Oil Company Minerals Department, 1979, “Mine Permit Application for the Moore Ranch”.

Davis, Richard W. (Continental Oil Company), April 17, 1978, “Hydrogeology of the Moore’s Ranch Project Site, Campbell County, Wyoming.

Bollig, Duane (Conoco), November 26, 1979, “Moore Ranch Project – Specific Weight of Ore Zone Material”.

Publication Cited:

Granger, H. C. and Warren, C. G. (USGS), 1979, “Zoning in the altered tongue with roll-type uranium deposits”, IAEA-SM-183/6.

Rackley, R. I., 1972, “Environment of Wyoming Tertiary Uranium Deposits”, AAPG Bulletin Vol. 56, No. 4.

Davis, James F., 1969 “Uranium Deposits of the Powder River Basin”, Contributions to Geology, Wyoming Uranium Issue, University of Wyoming.

Dowers, Dan W., 1979, “Uranium Resources of the Powder River Basin”, Proceedings of the Third Annual Uranium Seminar, Wyoming Mining and Metals Section of the AIME, Casper, Wyoming.

Breckenridge, Roy M., Glass, Gary B., Forrest, K. Root, and Wendell, William G., 1974, “Geologic Map Atlas and Summary of Land, Water, and Mineral Resources, Campbell County, Wyoming”, Published by the Geological Survey of Wyoming.

Green, Gregory N., and Drouillard, Patricia H., 1994, The Digital Geologic Map of Wyoming in ARC/INFO Format: U. S. Geologic Survey Open-File Report 94-0425. (Original mapping by Love and Christiansen, 1985)

Finch, James, March 7, 2006, “Wyoming Politicians, Regulators Embrace Uranium Miners with Open Arms”, Stock Interview.com.

HB 15: Severance Tax – Uranium 2003 General Session, State of Wyoming, USA.

IRS, 2004, Publication 535, Business Expenses.

SECTION 24                     CERTIFICATIONS

I Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.
3.	I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming.
4.	I have worked as an engineer and a geologist for a total of 32 years.
5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.`

6.	I am responsible for the preparation of the entire Technical Report entitled “Moore Ranch Uranium Project”, Campbell County, Wyoming, dated June 27, 2006.
7.	I have prior working experience on the property as stated in the report.
8.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.

9.	I am independent of the issuer applying all of the tests in NI 43-101.
10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
June 27, 2006

Douglas L. Beahm

SECTION 25                     ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

NOT APPLICABLE TO THIS PROPERTY

SECTION 26                     ILLUSTRATIONS

T 20 N
T 19 N
R 90 W
SEC 6
SEC 5
SEC 7
SEC 8
INDICATED
INFERRED
RR-83
RR-107
RR-133
RR-101
RR-11
RR-86
RR-94
RR-114
SS 18-4
GRADE THICKNESS SEC 6 & 8
Color Range Beg. Range End
0.00 0.10
0.10 0.25
0.25 0.50
0.50 1.00
1.00 3.31
N
GRAPHIC SCALE
350 0 175 350 700
1 inch = 350 feet

RED RIM SEC 6 & 8 TRENDS	RED RIM PROJECT
FIGURE 12	43-101 MINERAL RESOURCES REPORT
	CARBON COUNTY, WYOMING

LAST PLOT DATE: None
CAD FILENAME: AASECTIONMAPORE.dwg

Cross-Section D-D'
D
D'
SS 185-3
SS 185-2
SS 185-1
RR-1
SS 56-5
SS 55-2
SS 37-2
SS 37-1
Elevation (ft)
Depth (ft)
%U308
Distance (ft)
Tfu2
Coal2
TFu3
Coal3
#1 Sand
#1 Shale
#2 Sand
#2 Shale
#3 Sand
KL
Stratigraphy Index
TFu-Fort Union
TFu2-Fort Union
TFu3-Fort Union
#1 Sand
#2 Sand
#3 Sand
Coal1
Coal2
Coal3
#1 Shale
#2 Shale
KL-Lance Formation

RED RIM PROJECT
43-101 MINERAL RESOURCES REPORT
CARBON COUNTY, WYOMING

Ore Data Cross-Section D-D'

FIGURE 11

Cross-Section C-C'
C
C'
RR-83
RR-90
RR-73
RR-130
RR-101
RR-134
RR-86
RR-121
RR-94
RR-123
SS 18-5
%U3O8
Elevation (ft)
Depth (ft)
Distance (ft)
TFu
Coal1
TFu2
Coal2
TFu3
Coal3
#1 Sand
#1 Shale
#2 Sand
#2 Shale
#3 Sand
KL
Stratigraphy Index
TFu-Fort Union
TFu2-Fort Union
TFu3-Fort Union
#1 Sand
#2 Sand
#3 Sand
Coal1
Coal2
Coal3
#1 Shale
#2 Shale
KL-Lance Formation

RED RIM PROJECT
43-101 MINERAL RESOURCES REPORT
CARBON COUNTY, WYOMING

Ore Data Cross-Section C-C'

FIGURE 10

FIGURE 4

CONCEPTUAL MODEL OF
URANIUM ROLL FRONT DEPOSIT
AS APPLIED TO THE MOORE RANCH PROJECT

Above are typical hand samples of the altered, ore, and unaltered sands from Conoco test mining conducted in a shallow pit 2 miles southwest of the property. Altered sands show the characteristic feldspar alteration and limonite/hematite staining. Ore sands as pictured have yellow oxidized uranium minerals, however, in reduced ore uraninite would be characteristic. Unaltered sands are arkosic with fresh feldspar and occasional pyrite and chlorite.

SECTION 36
SECTION 35
SECTION 34
SECTION 35
SECTION 2
T and R Lines
Section Lines
Claim Block
CLAIM #
11
Wyoming Mining Lease
Lease Number
Effective Date
1 inch = 300 ft.
STRONG O.T.
MODERATE O.T.
WEAK O.T.
TRACE & BARREN O.T.
GT RANGE
Color Range Beg Range End
A
A'
B
B'
C
C'
D
D'
SD-41
SD-43
SD-45
SD-47
SD-42
SD-44
SD-46
SD-48
SD-50
SD-51
SD-52
SD-63
SD-64
SD-65
SD-66
SD-72
SD-73
SD-74
SD-75
SD-76
SD-77
SD-78
SD-85
SD-86
SD-87
SD-88
SD-89
SD-90
SD-91
SD-93
SD-95
SD-97
SD-98
SD-103
SD-104
SD-105
SD-106
SD-107
SD-108

SD Claim Ore Trends	MOORE RANCH URANIUM PROJECT 43-101 MINERAL RESOURCES REPORT CAMPBELL COUNTY, WYOMING	BRS
FIGURE 6